OUR VALUE-BASED STRATEGY

In developing our strategy, we considered both opportunities and risks, informed by developments in the world which we operate. What is clear is global trends will continue to drive increased demand in the markets we serve. Our refined long-term strategy is responsive to these trends to ensure we stay competitive and relevant. Our strategy keeps us focused, setting a clear path to deliver sustainable growth, accelerated shareholder returns and ongoing value for all our stakeholders over the near, medium and long term.

OUR STRATEGY

CHEMICALS

- Deliver value by optimising and leveraging existing chemicals assets
- Focusing on growth in high-value specialty chemicals in differentiated markets

UPSTREAM

- Explore, develop and produce gas in Southern Africa to its full potential, together with our partners
- Secure coal and gas feedstock to 2050+
- Progressively grow a risk balanced upstream portfolio in Mozambique and West Africa

ENERGY

- Deliver quality growth in Southern Africa by increasing margin in liquid fuels marketing
- Maximising value of Southern Africa gas value chain
- Selective gas-to-power opportunities

FOUNDATION BUSINESS

- Leverage competitive advantage for long-term sustainability
- Pursuing world class operations
- Continuously improving value chain performance
- Delivering on focused programmes to respond to a changing environmental and clean fuels landscape
- Driving incremental value growth enabled by Digital

UNDERPINNED BY A DISCIPLINED CAPITAL ALLOCATION FRAMEWORK:

- Driving improved cash flow generation through the cycle
- Ensuring a balanced approach to shareholder returns
- Securing optimal capital structure that enables growth and allows flexibility to mitigate financial risks

TARGETS TO MEASURE STRATEGIC DELIVERY

Zero harm at all our operations globally

Aspirational culture ensuring engagement and growth of all our employees

ROIC (US$) **>12%** through the cycle >2% uplift by 2022

ADVANCING OUR STRATEGY IN PHASES

NEAR TERM 2019+

- Pursue zero harm and drive safe and sustainable operations
- Strengthen stakeholder relationships and deliver sustainable value to society
- Progress organisational culture shift
- Deliver the LCCP within cost and schedule and ensure successful ramp-up
- Progress options and actions to secure gas feedstock in Mozambique
- Actively manage the balance sheet and financial risk metrics
- Continue with asset review process to enhance quality of portfolio
- Differentiate products towards higher-yielding markets
- Grow retail fuels incrementally
- Advance our work on the integrated environmental roadmap
- Progress our digitalisation efforts

MEDIUM TERM 2022+

- Reinforce our pursuit of zero harm
- Fully embed our aspirational culture
- Make meaningful socio-economic impact
- Extract full value of existing platforms
- Grow inorganically in specialty chemicals; exploration and production
- Increase cash returns to shareholders
- Pursue value-accretive retail acquisitions
- Pursue opportunities to secure gas feedstock
- Active management of asset portfolio to achieve growth targets
- Focused investments to reduce our environmental impact
- Implement appropriate climate change mitigation response

LONG TERM 2030

- Extract further value from existing assets
- Accelerate exploration and production growth
- Grow in adjacent specialty chemicals markets
- Build on our socio-economic contribution
- Focused investments to reduce our environmental impact
- Continue with capacity optimisation across asset portfolio

ACTIONS TO ENABLE OUR STRATEGY

Enhancing our foundation businesses to be fit-for-the-future

Strengthening our position as a credible stakeholder partner **making clear choices** to inform a focused value-based growth strategy, leveraging our strengths

Sharpening our approach to disciplined capital allocation creating social value for all our stakeholders

Positioning ourselves to deliver superior returns benefiting shareholders and stakeholders

EBIT growth (US$ real)
>5% CAGR through the cycle

Dividend returns
stepping up payout to **45%** of Core HEPS (2,2x cover)